Continuing the Expansion of our
Franchise in New Jersey
through the Proposed Acquisition of
Synergy Financial Group, Inc.
May 14, 2007
Filed by New York Community Bancorp, Inc.
pursuant to Rule 425
under the Securities Act of 1933
Subject Company
Synergy Financial Group, Inc.
Commission File No. 0-50467

Forward-looking Statements

Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This presentation, other written materials, and statements management may make regarding the proposed transaction and Synergy Financial Group, Inc., like other written and oral communications presented by New York Community Bancorp, Inc. and its authorized officers, may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. New York Community Bancorp, Inc. intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions, may be identified by their reference to future periods and include, without limitation, those statements relating to the anticipated effects of the transaction between New York Community Bancorp, Inc. and Synergy Financial Group, Inc. (referred to collectively as the "Companies"). The following factors, among others, could cause the actual results of the transaction and the expected benefits of the transactions to the combined company and to the Companies' shareholders, to differ materially from the expectations stated in this presentation: the ability of the Companies to consummate the transaction; a materially adverse change in the financial condition or results of operations of either of the companies; the ability of New York Community Bancorp, Inc. to successfully integrate the assets, liabilities, customers, systems, and any management personnel it may acquire into its operations pursuant to the transaction; and its ability to realize the related revenue synergies and cost savings within the expected time frames.

There are a number of factors, many of which are beyond our control, that could cause actual conditions, events, or results to differ significantly from those described in our forward-looking statements. These factors include, but are not limited to: general economic conditions and trends, either nationally or in some or all of the areas in which the Companies and their customers conduct their respective businesses; conditions in the securities markets or the banking industry; changes in interest rates, which may affect the Companies' net income, prepayment penalties and other future cash flows, or the market value of the Companies' assets; changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services in the markets the Companies serve; changes in the financial or operating performance of the Companies' customers' businesses; changes in real estate values, which could impact the quality of the assets securing the loans in the Companies' portfolios; changes in the quality or composition of the Companies' loan or investment portfolios; changes in competitive pressures among financial institutions or from non-financial institutions; changes in the Companies' customer base; potential exposure to unknown or contingent liabilities of companies targeted for acquisition; the Companies' ability to retain key members of management; the Companies' timely development of new lines of business and competitive products or services in a changing environment, and the acceptance of such products or services by their customers; any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems; any interruption in customer service due to circumstances beyond the Companies' control; the outcome of pending or threatened litigation, or of other matters before regulatory agencies, or of matters resulting from regulatory exams, whether currently existing or commencing in the future; environmental conditions that exist or may exist on properties owned by, leased by, or mortgaged to the Companies; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; changes in legislation, regulation, and policies, including, but not limited to, those pertaining to banking, securities, tax, environmental protection, and insurance, and the ability to comply with such changes in a timely manner; changes in accounting principles, policies, practices, or guidelines; operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which the Companies are highly dependent; the ability to keep pace with, and implement on a timely basis, technological changes; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; war or terrorist activities; and other economic, competitive, governmental, regulatory, and geopolitical factors affecting the Companies' operations, pricing, and services. Furthermore, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond the Companies' control

The following factors, among others, could cause the actual results of our recent acquisition of PennFed Financial Services, Inc. ("PennFed") and/or the pending acquisition of 11 branches from Doral Bank, FSB ("Doral") to differ materially from the expectations stated in this presentation: the ability of New York Commercial Bank and Doral to obtain the necessary regulatory approvals of the branch acquisition; the ability of New York Community Bancorp, Inc. to successfully integrate the assets, liabilities, customers, systems, and any personnel it has acquired, or may acquire, into its operations pursuant to the PennFed and Doral branch transactions; and the ability to realize the related revenue synergies and cost savings within the expected time frames.

In addition, it should be noted that New York Community Bancorp, Inc. routinely evaluates opportunities to expand through acquisition and frequently conducts due diligence activities in connection with such opportunities. As a result, acquisition discussions and, in some cases, negotiations, may take place in the future, and acquisitions involving cash, debt, or equity securities may occur.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

1

Other Required Legal Disclosures
This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities.  New York Community Bancorp, Inc. will file a registration statement containing a proxy statement/prospectus, and other relevant documents concerning the proposed transaction, with the U.S.
Securities and Exchange Commission (the “SEC”).  WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT CONTAINING THE PROXY
STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE IT CONTAINS IMPORTANT
INFORMATION.
Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by
New York Community Bancorp, Inc. will be available free of charge from the Investor Relations Department, New York Community Bancorp, Inc.,
615 Merrick Avenue, Westbury, New York 11590.

Transaction Summary
Synergy Financial Group, Inc. (SYNF)
None assumed Revenue synergies:
45% Estimated cost savings:
Fourth Quarter 2007 Expected closing:
Tax-free exchange Transaction structure:
Fixed at 0.80 of a share of NYB for each SYNF
share
Exchange ratio:
100% NYB Common Stock Form of consideration:
Approximately $168.4 million Transaction value:
$14.18
(a)
Purchase price per share:
(a) Based on our closing stock price of $17.73 on 5/11/07.

Transaction Summary (cont’d.)
SYNF
SYNF’s shareholders and customary
regulatory approvals
Required approvals:
Immediately accretive to diluted GAAP and
cash EPS and to tangible book value per
share
Estimated financial impact:
Completed Due diligence:
$6 million Termination fee:
Core deposit intangible of 3.50% (amortized
over sum-of-the-years digits)
Estimated core deposit intangible:
$11 million after tax Estimated restructuring charge:

Expands our
Franchise in
New Jersey
Significant Cost
Savings and
Revenue
Enhancement
Opportunities
Strategic Rationale
Strengthens our market share in New Jersey.
-
Adds 21 branches in three counties of NJ, giving us 53 branches in all
(a)
.
-
Improves our market rank in Union County from 19th to 9th.
-
Strengthens our position in Monmouth and Middlesex counties.
Complements the 24 NJ branches we acquired through our PennFed acquisition on April 2nd.
Provides deposits of approximately $678 million, including $271 million of core deposits.
Attractive market demographics, with an average household income of
$70,124.
SYNF had an efficiency ratio of 78.3% in 1Q 2007, in contrast to our 40.7%.
Anticipated cost savings of approximately 45% (to be fully realized in 2008).
Cash flows generated through the post-merger repositioning of certain acquired assets are expected to fund the production of higher-yielding loans and/or be used to replace our higher-cost wholesale funding.
(a) Includes branches scheduled to open in 2Q 2007.

Attractive
Transaction
Pricing
Low
Execution
Risk
Strategic Rationale (cont’d.)
Expected to be immediately accretive to our diluted GAAP and cash earnings per share.
Expected to be immediately accretive to our tangible book value per share.
Price to tangible book value = 1.6x
Core deposit premium
(a)
= 12.3%
Total deposit premium = 10.2%
We have a strong integration track record, with six merger transactions completed since November 2000.
Proximity to PennFed’s franchise will facilitate the integration process.
Pro formas reflect achievable cost savings.
A shared focus on community banking, with a customer base consisting of consumers and businesses.
(a) Calculated as transaction value less tangible book value divided by total deposits less CDs > $100,000.

Westchester
Suffolk
Manhattan
Bronx
Essex
Hudson
Queens
Nassau
Union
Kings
Middlesex
Richmond
New York
Monmouth
New Jersey
Ocean

Upon completion, our franchise will grow to 219 locations in the
Metro New York region, including 53 in New Jersey.
Source:  SNL Financial and SEC Filings.  6/30/06 data.
a) Pro forma for the Doral branch acquisition.
b) Reflects our acquisition of PFSB on 4/2/07.
c) Excludes branches opened after 6/30/06.
NYB (a)
PFSB (b)
SYNF
NYB Deposits by County
0.84 123,999 3 Union, NJ
0.72 126,172 2 Middlesex, NJ
0.95 132,685 3 Monmouth, NJ
1.23 138,693 3 Ocean, NJ
1.42 279,965 6 Hudson, NJ
6.11% $967,395 15 Essex, NJ
Market
Share Deposits Branches
County
SYNF Deposits by County (c)
0.56 78,176 3 Monmouth, NJ
0.85 149,201 5 Middlesex, NJ
2.90% $430,638 10 Union, NJ
Market
Share Deposits Branches County
(dollars in thousands)

The transactions will strengthen our market share in three
NJ counties.
Source:  SNL Interactive
Union County, NJ
Deposits Mkt. Share
Rank Institution Branches ($mm) (%)
1 Wachovia Corp. (NC) 32 4,723 31.82
2 Bank of America Corp. (NC) 30 1,425 9.60
3 Commerce Bancorp Inc. (NJ) 13 998 6.72
4 Sovereign Bancorp Inc. (PA) 22 915 6.17
5 Union County Savings Bank (NJ) 4 851 5.73
6 Investors Bancorp Inc. (MHC) (NJ) 11 846 5.70
7 PNC Financial Services Group (PA) 15 751 5.06
8 Center Bancorp Inc. (NJ) 8 627 4.22
9 PRO FORMA 13 555 3.74
9 JPMorgan Chase & Co. (NY) 7 434 2.92
10 Synergy Finl Group Inc. (NJ) 10 431 2.90
19 New York Community Bancorp (NY) 3 124 0.84
TOTAL 215 14,846 100.00
Middlesex County, NJ
Deposits Mkt. Share
Rank Institution Branches ($mm) (%)
1 Wachovia Corp. (NC) 26 2,956 16.80
2 PNC Financial Services Group (PA) 31 2,721 15.47
3 Bank of America Corp. (NC) 34 1,870 10.63
4 Amboy Bancorporation (NJ) 12 1,613 9.17
5 Provident Financial Services (NJ) 23 1,415 8.05
6 Commerce Bancorp Inc. (NJ) 13 1,246 7.08
7 Sovereign Bancorp Inc. (PA) 17 1,208 6.87
8 Washington Mutual Inc. (WA) 6 446 2.54
9 Bessemer Group Inc. (NJ) 1 376 2.14
10 Magyar Bancorp Inc. (MHC) (NJ) 4 332 1.89
13 PRO FORMA 7 275 1.57
18 Synergy Finl Group Inc. (NJ) 5 149 0.85
21 New York Community Bancorp (NY) 2 126 0.72
TOTAL 256 17,589 100.00
Monmouth County, NJ
Deposits Mkt. Share
Rank Institution Branches ($mm) (%)
1 Wachovia Corp. (NC) 34 2,432 17.42
2 Sovereign Bancorp Inc. (PA) 28 1,882 13.48
3 Bank of America Corp. (NC) 38 1,474 10.56
4 Commerce Bancorp Inc. (NJ) 17 1,352 9.69
5 PNC Financial Services Group (PA) 23 1,165 8.35
6 Investors Bancorp Inc. (MHC) (NJ) 9 928 6.65
7 Hudson City Bancorp Inc. (NJ) 5 792 5.67
8 Central Jersey Bancorp (NJ) 13 393 2.81
9 Provident Financial Services (NJ) 10 377 2.70
10 Capital One Financial Corp. (VA) 5 367 2.63
16 PRO FORMA 6 211 1.51
21 New York Community Bancorp (NY) 3 133 0.95
24 Synergy Finl Group Inc. (NJ) 3 78 0.56
TOTAL 269 13,958 100.00

The transaction features attractive pricing.
2.19x 1.63x
Price / tangible book value
2.03x 1.62x
Price / book value
Northeast
Thrifts
(a)
NYB - SYNF
22.9% 12.3% Core deposit premium
15.5%
--
--
10.2% Total deposit premium
16.6x
Price / estimated 2008 diluted EPS + cost savings
(b)(c)
17.3x Price / estimated 2007 diluted EPS + cost savings
(b)(c)
(a) Includes transactions since 1/1/2004 in the Mid-Atlantic and New England regions with a thrift as the seller and a deal value between $100 million and $500 million.
(b) Reflects management’s estimates for diluted EPS.
(c) Assumes 45% cost savings.

SYNF has established a solid community banking franchise.
(a)
SYNF
#10 – Union County, NJ Significant market share
19 in three New Jersey counties
(b)
Branches
$271 million   Core deposits
$678 million Deposits
$760 million Loans
$967 million Assets
(a) Data at or for the quarter ended 3/31/07.
(b) Excludes branches scheduled to open in 2Q 2007.

SYNF has solid asset quality and capital measures.
(a)
0.07 Net charge-offs / average loans
Capital Measures:
Asset Quality Measures:
10.25% Tangible equity / tangible assets
12.72 Total risk-based capital ratio
0.78 Allowance for loan losses / total loans
0.04% Non-performing assets / total assets
(a) Data at or for the quarter ended 3/31/07.

Savings
7.6%
CDs
60.0%
NOW & Money
Market
21.5%
Non-interest-
bearing
10.9%
C&I
7.5%
Construction
1.1%
CRE
37.0%
1-4 Family
16.2%
Multi-family
7.1%
Consumer
31.1%
Total:  $678 Million Total:  $760 Million
SYNF’s
Deposit and Loan Composition
Deposits
(a)
Loans
(a)
(a) At 3/31/07.

The transaction is consistent with our growth-through-
acquisition strategy.
Strengthens our franchise and market share in New Jersey
Complementary to the PennFed acquisition
Provides cost-effective deposits to fund loan growth
Provides opportunities for significant cost savings
Post-merger balance sheet repositioning provides further opportunities to enhance profitability
Features favorable pricing on most transaction metrics
Immediately accretive to diluted GAAP and cash EPS and tangible book value per share
Low execution risk